UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Activision, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.000001 Par Value Per Share
(Title of Class of Securities)

004930202

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Robert A. Kotick
Chairman of the Board of Directors and Chief Executive Officer
Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Rod J. Howard	Stephanie C. Evans
Wilmer Cutler Pickering Hale and Dorr LLP	Wilmer Cutler Pickering Hale and Dorr LLP
1117 California Avenue	1875 Pennsylvania Avenue NW
Palo Alto, CA 94304	Washington, DC 20006
650-858-6000	(202) 663-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$74,627,590	$2,291.07

*    Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to the offer. These options have an aggregate fair value of approximately $74,627,590 as of June 4, 2007, calculated based on the Black-Scholes-Merton option pricing model.

☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Activision, Inc., a Delaware corporation (“Activision” or the “Company”), to amend certain options (the “Eligible Options”) that it granted under the following plans: 1998 Incentive Plan, as amended; 1999 Incentive Plan, as amended; 2001 Incentive Plan, as amended; 2002 Incentive Plan, as amended; 2002 Studio Employee Retention Incentive Plan and Amended and Restated 2003 Incentive Plan (collectively, the “Specified Activision Plans”). The Eligible Options include only those stock options granted by Activision: (i) that had original exercise prices per share that were less than the fair market value per share of Activision’s common stock underlying the option on the date that we have determined to be the correct measurement date for such option, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by an “Eligible Holder,” which means an individual who is subject to taxation in the United States and is an employee of Activision, Inc. or any of its subsidiaries on the last date on which the Offer remains open for acceptance.

Eligible Holders may elect (i) to amend Eligible Options to increase the exercise prices per share to the fair market value (as determined by the Nasdaq closing or last sale prices) of a share of the common stock of Activision on the dates that we have determined to be the correct measurement dates for such options (the “New Exercise Price”), and (ii) to receive, for each amended Eligible Option, a cash payment equal to the difference between the New Exercise Price and the original exercise price per share, multiplied by the number of unexercised shares of our common stock subject to such Eligible Option. Cash payments will be paid on or promptly following January 11, 2008, and all such payments will be subject to any applicable tax withholding. The cash payments will not be subject to any vesting conditions and will be made without regard to whether the Eligible Option is vested and without regard to whether an eligible holder is an employee of the Company or any of its subsidiaries on the payment date.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007 (the “Offer to Amend”), attached to this Schedule TO as Exhibit (a)(1)(A), (ii) the E-mail to All Eligible Holders, dated June 8, 2007, attached to this Schedule TO as Exhibit (a)(1)(B), and (iii) the election form, attached to this Schedule TO as Exhibit (a)(1)(C). These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents.”  The Offer is not being made to any of our directors or executive officers.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2. Subject Company Information.

(a)          Name and Address.

Activision, Inc. is the issuer of the securities subject to the Offer to Amend. The address of the Company’s principal executive office is 3100 Ocean Park Boulevard, Santa Monica, California 90405 and the telephone number at that address is (310) 255-2000. The information set forth in the Offer to Amend in the section under the caption “The Offer” entitled “Information concerning the Company” is incorporated herein by reference.

(b)          Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Holders to amend their Eligible Options and to receive a cash payment with respect to each amended Eligible Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the E-mail to all Eligible Holders attached hereto as Exhibit (a)(1)(B) and (iii) the election form attached hereto as Exhibit (a)(1)(C).

As of June 1, 2007, there were options to purchase 6,072,016 shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)          Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)          Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)          Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections “Eligibility” (Section 1), “Number of options and amount of consideration; expiration of the offer” (Section 2), “Procedures for electing to accept the offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of elections for amendment, issuance of cash payments, and amendment of options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)          Purchases.

None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the Offer. The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a)          Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. The following items are incorporated herein by reference: (1) the form of stock option certificate under Activision, Inc.’s 1998 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2005; (2) Activision, Inc. 1998 Incentive Plan, as amended,  which is incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q filed with the SEC for the quarter ended September 30, 2001; (3) the form of stock option certificate under Activision, Inc.’s 1999 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 31, 2005; (4) Activision, Inc. 1999 Incentive Plan, as amended,  which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q filed with the SEC for the quarter ended  June 30, 2002, (5) the form of stock option agreement under Activision, Inc.’s 2001 Incentive Plan, as amended,  which is incorporated herein by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on May 31, 2005; (6) Activision, Inc. 2001 Incentive Plan, as amended, which is incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q filed with the SEC for the quarter ended June 30, 2002, (7) Activision, Inc. 2002 Incentive Plan, as amended, and form of stock option agreement, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q filed with the SEC for the quarter ended June 30, 2003; (8) Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and form of stock option agreement,  which is incorporated herein by reference to Exhibit 4.1 to the Company’s Form S-8, Registration No. 333-103323 filed with the SEC on February 19, 2003, (9) the form of stock option agreement under Activision, Inc.’s 2003 Incentive Plan,  which is incorporated herein by reference to Exhibit 10.5 to the Company’s Form 8-K filed with the SEC on May 31, 2005; (10) the form of stock option agreement (executive) under Activision, Inc.’s 2003 Incentive Plan,  which is incorporated herein by reference to Exhibit 10.40 to the Company’s Form 10-K filed with the SEC for the year ended March 31, 2005; (11) the form of stock option agreement (non-executive) under Activision, Inc.’s 2003 Incentive Plan,  which is incorporated herein by reference to Exhibit 10.41 to the Company’s Form 10-K filed with the SEC on March 31, 2005; and (12) Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005, which is incorporated herein by reference to

Exhibit 10.1 to the Company’s Form 10-Q filed with the SEC for the quarter ended June 30, 2005.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)          Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the offer” is incorporated herein by reference.

(b)          Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of elections for amendment, issuance of cash payments, and amendment of options” and “Status of options amended by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)          Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)          Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)          Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” is incorporated herein by reference.

(c)          Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)          Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)          Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)          Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)          Financial Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company,” “Additional information” and “Financial statements” is incorporated herein by reference. The financial information included in Activision, Inc.’s Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2006, filed with the SEC on May 25, 2007, and Activision, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, filed with the SEC on June 7, 2007, is incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)          Pro Forma Information.

Not applicable.

(c)          Summary Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” is incorporated herein by reference.

Item 11. Additional Information.

(a)          Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)          Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007
(a)(1)(B)	Draft E-mail to All Eligible Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Form of Amendment to Stock Option Agreements and Promise to Make Cash Payment
(a)(1)(E)	Form of Acknowledgement of Election Form
(a)(1)(F)	Form of E-mail Reminder to Eligible Holders
(a)(1)(G)(i)	Form of Stock Option Certificate under Activision, Inc.’s 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(ii)	Activision, Inc. 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 of Activision’s Form 10-Q for the quarter ended September 30, 2001)
(a)(1)(G)(iii)	Form of Stock Option Certificate under Activision, Inc.’s 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(iv)	Activision, Inc. 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2002)
(a)(1)(G)(v)	Form of Stock Option Agreement under Activision, Inc.’s 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(vi)	Activision, Inc. 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 10-Q for the quarter ended June 30, 2002)
(a)(1)(G)(vii)	Activision, Inc. 2002 Incentive Plan, as amended, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2003)
(a)(1)(G)(viii)

Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 of Activision’s Form S-8, Registration No. 333-103323 filed on February 19, 2003)

(a)(1)(G)(ix)	Form of Stock Option Agreement under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(x)	Form of Stock Option Agreement (Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.40 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xi)

Form of Stock Option Agreement (Non-Executive) under Activision, Inc.’s 2003  Incentive Plan (incorporated herein by reference to Exhibit 10.41 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xii)

Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2005)

(b)	Not applicable
(c)	Not applicable
(d)	Not applicable

Item 13. Information Required by Schedule 13E-3.

(a)          Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ACTIVISION, INC.

/s/ Thomas Tippl
Thomas Tippl
Chief Financial Officer of Activision Publishing, Inc. & Principal Financial Officer of Activision, Inc.

Date: June 7, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007
(a)(1)(B)	Draft E-mail to all Eligible Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Form of Amendment to Stock Option Agreements and Promise to Make Cash Payment
(a)(1)(E)	Form of Acknowledgement of Election Form
(a)(1)(F)	Form of E-mail Reminder to Eligible Holders
(a)(1)(G)(i)	Form of Stock Option Certificate under Activision, Inc.’s 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(ii)	Activision, Inc. 1998 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.4 of Activision’s Form 10-Q for the quarter ended September 30, 2001)
(a)(1)(G)(iii)	Form of Stock Option Certificate under Activision, Inc.’s 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(iv)	Activision, Inc. 1999 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2002)
(a)(1)(G)(v)	Form of Stock Option Agreement under Activision, Inc.’s 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.3 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(vi)	Activision, Inc. 2001 Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.2 of Activision’s Form 10-Q for the quarter ended June 30, 2002)
(a)(1)(G)(vii)	Activision, Inc. 2002 Incentive Plan, as amended, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2003)
(a)(1)(G)(viii)

Activision, Inc. 2002 Studio Employee Retention Incentive Plan, and Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.1 of Activision’s Form S-8, Registration No. 333-103323 filed on February 19, 2003)

(a)(1)(G)(ix)	Form of Stock Option Agreement under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.5 of Activision’s Form 8-K, filed May 31, 2005)
(a)(1)(G)(x)	Form of Stock Option Agreement (Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.40 of Activision’s Form 10-K for the year ended March 31, 2005)
(a)(1)(G)(xi)

Form of Stock Option Agreement (Non-Executive) under Activision, Inc.’s 2003 Incentive Plan (incorporated herein by reference to Exhibit 10.41 of Activision’s Form 10-K for the year ended March 31, 2005)

(a)(1)(G)(xii)

Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated herein by reference to Exhibit 10.1 of Activision’s Form 10-Q for the quarter ended June 30, 2005)

(b)	Not applicable
(c)	Not applicable
(d)	Not applicable